UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS MANAGEMENT CHANGE

Moscow, Russia — December 23, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports the appointment of
Natalia Trubkina as the company’s human resources director. Prior to her appointment, she headed the human resources department of the Group’s steel division.
In her new post, Natalia Trubkina will supervise the operations of all departments that are part of Mechel’s HR management. Elena Selivanova, who headed this line of work as vice-president for human resources and social policy, is leaving her post. The position of vice-president for human resources and social policy will no longer exist in the company.
“Natalia Trubkina is highly experienced in personnel management, particularly in the mining and steel industry. Her appointment was entirely logical, as she has proved, in her capacity as our steel division’s HR director, that she can efficiently solve issues of any complexity. I sincerely welcome Natalia to the
Group’s top management team! At the same time, I am grateful to Elena Selivanova for her loyalty to Mechel and the contribution she made to the company’s development,” Mechel OAO’s Chief Executive Officer Oleg Korzhov said.
Natalia Trubkina headed Mechel-Steel Management Company OOO’s HR department since 2009. In 2009, she was HR director in Soyuzmetallresurs Management Company
ZAO. In 2006-2009, she headed the HR department of RUSAL’s secondary alloys business. In 2004-2006, she worked as RUSAL’s HR manager. In 2003-2004, she worked as HR manager in Texas Nafta Industries Inc.’s representative office. In
1994-2002, she was HR manager in Belpromstroibank OAO.
Natalia Trubkina graduated Novopolotsk Polytechnic Institute’s construction school and Moscow State University’s psychology department.

  ***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
Ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 23, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO